Exhibit 99.1

September 20, 2023

Dear Fiverr International Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders of Fiverr International Ltd. (the “Meeting”), to be held on October 25, 2023, at 4:00 p.m. (Israel time), at our headquarters at 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. Our board of directors recommends that you vote FOR each of the Proposals listed in the Notice.

Only shareholders of record at the close of business on September 18, 2023, are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,

Micha Kaufman
Chairman of the Board of Directors and Chief Executive Officer

Notice of Annual General Meeting of Shareholders

To be Held on October 25, 2023

Dear Fiverr International Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of Fiverr International Ltd. (the “Company”), to be held on Wednesday, October 25, 2023 at 4:00 p.m. (Israel time), at our headquarters at 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel (the telephone number at that address is +972-72-2280910).

The following matters are on the agenda for the Meeting:

(1)
to re-elect Jonathan Kolber and elect Yael Garten as Class I directors, to serve until the Company’s annual general meeting of shareholders in 2026, and until their respective successors are duly elected and qualified;

(2)	to approve an increase of the Company’s authorized share capital and to amend the Company’s Articles of Association accordingly;

(3)	to approve an amendment to the Company’s Compensation Policy for Executive Officers and Directors;

(4)	to approve an amendment to the employment terms of the Company’s Chief Executive Officer and Chairman of the Board;

(5)	to approve a reduction to the total compensation terms of the Company’s non-executive Directors; and

(6)
to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2023, and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering the foregoing Proposals, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2022.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on September 18, 2023, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Even if you plan to attend the Meeting, we encourage you to vote your shares by proxy in advance. If you hold your ordinary shares in your own name, you may vote by Internet, telephone or by completing, signing, and returning the enclosed proxy card in the envelope provided, in accordance with the instructions therein.  If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on September 18, 2023, you must follow the instructions included in the enclosed voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee via the Internet or by telephone. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you have previously consented to receive your proxy materials by email, you may vote by simply clicking the “VOTE NOW” button in the accompanying email. If you hold your ordinary shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your ordinary shares in person at the Meeting (or to appoint a proxy to do so).

Our Board of Directors recommends that you vote FOR each of the above Proposals, which are described in the proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the Company’s ordinary shares constitutes a quorum for purposes of the Meeting.  If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

The last date for submitting a request to include a Proposal in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999, is September 27, 2023.  A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission under cover of Form 6-K.  Shareholders are also able to review the proxy statement at the “Investor Relations” portion of our website, which can be found at: https://investors.fiverr.com/ or at our headquarters at 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel, upon prior notice and during regular working hours (telephone number: +972-72-2280910) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting.  Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the Proxy Statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.  If voting by mail, the proxy card must be received by no later than 11:59 p.m. EDT on October 24, 2023, to be validly included in the tally of ordinary shares voted at the Meeting.  Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

By Order of the Board of Directors,

Micha Kaufman
Chairman of the Board of Directors and Chief Executive Officer

ii

Proxy Statement
______________

Annual General Meeting of Shareholders

To Be Held on October 25, 2023

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of Fiverr International Ltd. (the “Company” or “Fiverr”) to be voted at an Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held on Wednesday, October 25, 2023, at 4:00 p.m. (Israel time), at our headquarters at 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel.

This Proxy Statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available to holders of Fiverr’s ordinary shares, beginning September 20, 2023.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on September 18, 2023, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time. You can vote your ordinary shares by attending the Meeting or by following the instructions under “How You Can Vote” below.  Our Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting:

(1)
to re-elect Jonathan Kolber and elect Yael Garten as Class I directors, to serve until the Company’s annual general meeting of shareholders in 2026, and until their respective successors are duly elected and qualified;

(2)	to approve an increase of the Company’s authorized share capital and to amend the Company’s Articles of Association accordingly;

(3)	to approve an amendment to the Company’s Compensation Policy for Executive Officers and Directors;

(4)	to approve an amendment to the employment terms of the Company’s Chief Executive Officer and Chairman of the Board;

(5)	to approve a reduction to the total compensation terms of the Company’s non-executive Directors; and

(6)
to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2023, and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

 In addition to considering the foregoing Proposals, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2022.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above Proposals.

Quorum and Adjournment

On September 18, 2023, we had a total of 38,229,506 ordinary shares issued and outstanding.  Each ordinary share outstanding as of the close of business on September 18, 2023, is entitled to one vote on each of the Proposals to be presented at the Meeting.  Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold ordinary shares representing at least 25% of our voting power.  If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time, and place or to a specified day, time, and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum.  A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the Meeting but does not vote on a particular Proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.  Brokers that hold ordinary shares in “street name” for clients (as described below) typically have authority to vote on “routine” Proposals even when they have not received instructions from beneficial owners.  The only item on the Meeting agenda that may be considered routine is Proposal No. 6 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its ordinary shares if the shareholder wants its ordinary shares to count with regard to the Proposals.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the Proposals.

Per the requirements of the Companies Law, the approval of Proposal No. 3, and Proposal No. 4 in the event that Proposal No. 3 is not approved, is also subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the ordinary shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, and including a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal; or (ii) the total number of ordinary shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”).

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company. For the purpose of Proposal No. 3, and Proposal No. 4 in the event that Proposal No. 3 is not approved, the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

             In order for your vote to be counted for purposes of the Special Majority, you will be requested to indicate that you are not a controlling shareholder or have a personal interest (an “Interested Party”) with respect to Proposal No. 3, and Proposal No. 4 in the event that Proposal No. 3 is not approved, by marking “YES” under Item 3a and 4a in the enclosed proxy card, voting instruction form or in your electronic or telephonic submission. In the alternative, if you believe that you are an Interested Party, and your vote should not be counted for the purposes of the Special Majority, you should mark “No” accordingly. If you do not mark any box in Item No. 3a and Item No. 4a, your vote will not be counted on the proposal.

As of the date of this Proxy Statement, we are not aware of any controlling shareholders as defined above, and therefore, we believe that, other than our directors, officers and their relatives, none of our shareholders should have a personal interest in Proposal No. 3, and only our Chief Executive Officer and his relatives should have a personal interest in Proposal No. 4. Thus, we believe any other shareholders should indicate they are not an Interested Party with respect to Proposal No. 3 or Proposal No. 4 by marking “YES” under Item No. 3a and Item No. 4a on their proxy card, voting instruction form or in their electronic or telephonic submission. If you are unsure whether you are a controlling shareholder or have a personal interest in the proposal, please contact our proxy solicitor, Innisfree M&A Incorporated, toll-free at 1 (877) 750-0637 (from the U.S. or Canada) or at +1 (412) 232-3651 (from other locations), or, if you hold your shares in “street name,” you may also contact the representative managing your account, who would then contact us on your behalf. We reserve the right to determine whether to exclude votes by a shareholder that is clearly known to us as having personal interest, or to include the votes in the opposite circumstances (known not to have personal interest).

In connection with Proposal No. 3, the Companies Law allows our Board to approve such Proposal even if the Annual General Meeting of Shareholders has voted against its approval, provided that the Company’s Compensation Committee, and thereafter the Board, each determines to approve it, based on detailed arguments, and after having reconsidered the matter and concluded that such action is in the best interest of the Company.  Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

How You Can Vote?

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

●
By Internet — If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet.  If you have previously consented to receiving proxy materials by email from your nominee, you may simply click the “VOTE NOW” button in the accompanying email;

●
By telephone — If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

●
By mail — If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Registered Holders

If you are a shareholder of record whose ordinary shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card by submitting your proxy in advance as noted above or to vote in person at the Meeting. Please follow the instructions on the proxy card.  You may change your mind and cancel your proxy by sending us a written notice, by submitting a later-dated proxy, or by voting in person at the Meeting.  We will not be able to count a proxy card from a registered holder unless we receive it at our headquarters at 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel, or Broadridge Financial Solutions, Inc. receives it in the enclosed envelope no later than 11:59 p.m. EDT on October 24, 2023.

If you provide specific instructions (by marking a box) with regard to the Proposals, your ordinary shares will be voted as you instruct.  If you sign and return your proxy card without giving specific instructions, your ordinary shares will be voted in favor of each Proposal in accordance with the recommendation of the Board (other than with respect to Proposal No. 3, and Proposal No. 4, in the event that Proposal No. 3 is not approved, if you do not indicate that you are not an Interested Party with respect to Proposal No. 3 or Proposal No. 4 by marking “YES” under Item 3a and 4a in the enclosed proxy card). The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 25 of the Company’s Articles of Association.

Beneficial Owners

If you are a beneficial owner of the ordinary shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee.  As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote your shares. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your ordinary shares.

You are also invited to attend the Meeting. However, because a beneficial owner is not a shareholder of record, you may not vote your ordinary shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your ordinary shares, giving you the right to vote the ordinary shares at the Meeting.

Who Can Vote?

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on September 18, 2023, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by delivering to us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders beginning September 20, 2023. Certain officers, directors, employees and agents of Fiverr, may solicit proxies by telephone, emails, or other personal contact.  We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares. We have also engaged Innisfree M&A Incorporated as our proxy solicitor for the Annual General Meeting.

Voting Results

The final voting results will be tallied by the Company based on the information provided by Broadridge Financial Solutions, Inc. or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (the “SEC”).

Availability of Proxy Materials

Copies of the proxy card, the Notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our website, which can be found at https://investors.fiverr.com/.  The contents of that website are not a part of this Proxy Statement.

Assistance in Voting your Shares

Your vote is important!  If you have questions about how to vote your shares, please call our proxy solicitor, Innisfree M&A Incorporated, toll-free, at 1 (877) 750-0637 (from the U.S. and Canada) or at +1 (412) 232-3651 (from other locations).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly as of September 19, 2023, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, based on public filings or information provided by us, (ii) each of our directors and executive officers individually, and (iii) all of our directors and executive officers as a group.  Except as otherwise set forth below, the street address of the beneficial owners is c/o Fiverr International Ltd., 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel.

Name of beneficial owner	Number(1)	%(2)
Principal Shareholders
The Goldman Sachs Group, Inc. (3)	2,887,616	7.5%
Directors and Executive Officers
Micha Kaufman(4)	2,704,007	6.9%
Ofer Katz(5)	409,428	1.1%
Hila Klein	*	*
Gali Arnon	*	*
Sharon Steiner	*	*
Philippe Botteri	*	*
Adam Fisher	*	*
Ron Gutler	*	*
Gili Iohan	*	*
Jonathan Kolber(6)	2,933,612	7.6%
Nir Zohar	*	*
All executive officers and directors as a group (11 persons)	6,691,326	16.7%

*	Indicates ownership of less than 1%.

(1)
Beneficial ownership is determined in accordance with Securities and Exchange Commission (the “SEC”) rules. Under SEC rules, a person is deemed to be a ‘beneficial’ owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security.  A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Accordingly, ordinary shares relating to options currently exercisable or exercisable within 60 days as of September 19, 2023, and restricted share units (RSUs) that are subject to vesting conditions expected to occur within 60 days as of September 19, 2023, are deemed to be beneficially owned. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

(2)
The percentages shown are based on 38,379,083 ordinary shares issued and outstanding as of September 19, 2023. Ordinary shares relating to options currently exercisable or exercisable within 60 days as of September 19, 2023, and RSUs that are subject to vesting conditions expected to occur within 60 days as of September 19, 2023, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(3)
Based on information reported on a Schedule 13G/A filed on February 10, 2023, The Goldman Sachs Group, Inc. and Goldman Sachs & Co. LLC have shared voting power over 2,886,776 ordinary shares and shared dispositive power over 2,887,239 ordinary shares. The address of The Goldman Sachs Group, Inc. and Goldman Sachs & Co. LLC is 200 West Street, New York, NY 10282.

(4)
Based on information provided to us, Mr. Kaufman holds 1,814,460 ordinary shares and 889,547 ordinary shares underlying options that are exercisable within 60 days as of September 19, 2023, at a weighted average exercise price of $58.10, which expire between 2025 and 2030.

(5)
Based on information provided to us, Mr. Katz holds 223,376 ordinary shares, and 180,469 ordinary shares underlying options that are exercisable within 60 days as of September 19, 2023, at a weighted average exercise price of $72.70, which expire between 2027 and 2030, and 5,583 ordinary shares underlying RSUs that are subject to vesting conditions expected to occur within 60 days as of September 19, 2023.

(6)
Based on information reported on a Schedule 13G/A filed on January 11, 2021, and information available to us, represents (a) 809,835 ordinary shares held by Mr. Kolber directly, (b) 1,939,665 ordinary shares held by Anfield Ltd., over which Mr. Kolber has sole voting power, and (c) 184,112 ordinary shares held by Artemis Asset Holding Limited, on behalf of the Jonathan Kolber Bare Trust, of which Mr. Kolber is the sole beneficiary. Mr. Kolber may be deemed to have beneficial ownership of all of these ordinary shares, and his business address is 12 Abba Even Blvd, Herzliya, Israel 4672530.

CORPORATE GOVERNANCE

Overview

Fiverr is committed to effective corporate governance and independent oversight by our Board. Our programs and policies are informed by engagement with our shareholders as well as a guiding principle that the Board is accountable for representing the best interests of our shareholders, accomplished primarily through independence, diversity of experience and engagement with shareholders alongside additional key constituents.

Shareholder Engagement

We believe that effective corporate governance includes regular, constructive conversations with our shareholders. We are committed to maintaining an active dialogue to understand the priorities and concerns of our shareholders as we value their ideas and opinions. All feedback is reviewed and implemented as appropriate pursuant to the Company’s strategy, business growth and maturity stage. As part of our investor relations program, we engage with the vast majority of our institutional shareholders throughout the calendar year through quarterly earnings calls, investor conferences and investor meetings. Since 2021, we have annually conducted substantive discussions with shareholders on corporate governance, business performance, strategy, executive compensation and our environmental, social and governance (“ESG”) efforts. As part of the process of preparing this Proxy Statement, for example, we were able to conduct outreach to 15 of our top 20 investors, accounting for approximately 57% of our institutionally held share capital. Almost 60% of those shareholders accepted our invitation to meet, or approximately 33% of our shares held by institutional investors. We have implemented the feedback received during these discussions to enhance our corporate and ESG strategy, as appropriate, including regarding our dilution management, executive compensation methodology and structure, and strengthening our environmental program. Accordingly, maintaining an active dialogue with our shareholders is consistent with our corporate values of open communication and accountability, and we intend to continue these efforts in the future.

Board Structure

Our Articles of Association provide that our Board may consist of no less than three and no more than ten directors, as may be fixed from time to time by the Board. Our Board currently consists of seven directors. Each of our current six non-executive directors is independent under the New York Stock Exchange corporate governance rules that require a majority of our directors to be independent, with Mr. Ron Gutler serving as lead independent director. As described further below, our director nominee, Ms. Yael Garten, is also independent under the New York Stock Exchange corporate governance rules.

Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board. At each annual general meeting of our shareholders, the term of office of only one class of directors expires. The election or re-election of such class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Each director holds office until the annual general meeting of our shareholders in which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association.

Board Leadership and Lead Independent Director

Mr. Micha Kaufman, our Co-Founder, has served as our Chief Executive Officer and as a member of our Board since our inception and currently also serves as Chairman of our Board. The Companies Law requires that shareholder approval of the re-appointment of our Chief Executive Officer as Chairman of the Board be obtained no later than five years following June 17, 2019, the closing date of our initial public offering. Further, if our Chief Executive Officer is re-appointed as Chairman of the Board, his dual office term shall be limited, following the initial five-year period, to three-year terms, subject to shareholder approval.

Since our Chairman of the Board is our Chief Executive Officer, our Board has appointed Mr. Ron Gutler as Lead Independent Director, whose responsibilities include presiding over all meetings of the Board at which the Chairman of the Board is not present, including any executive sessions of the independent directors, approving Board meeting schedules and agendas, and acting as the liaison between the independent directors and the Chief Executive Officer and Chairman of the Board. Our Lead Independent Director also serves as Chairman of each of our committees of the Board.

Board Composition and Qualification

Our Board and Nominating, Environmental, Social and Governance committee (the “Nominating and ESG Committee”) believe that the skills, qualities, attributes, experience, and diversity of backgrounds of our directors provide us with a diverse range of perspectives to effectively address our evolving needs and represent the best interests of our shareholders. As such, our Board annually assesses its composition in terms of skill sets, experience and diversity to best oversee its strategic plan for value creation.

We believe having a diverse group of directors, whether in gender, ethnicity and skill sets, provides tremendous strategic value to our company. As such, our Board and our Nominating and ESG Committee propose to elect Ms. Yael Garten, a seasoned technology executive with a strong record of driving growth and operational efficiency for complex, global organizations, which will bring additional diversity to our Board. Ms. Garten brings with her extensive experience in data science, machine learning, and converting data into actionable product and business strategy.

Subject to the re-election of Jonathan Kolber and the election of Yael Garten to our Board in accordance with Proposal No. 1, our Board will consist of five (5) male and two (2) female directors.  We believe this is only our first step towards enhancing diversity at our Board level and expect to continue looking for additional candidates to further diversify our Board in terms of gender, ethnicity and skill sets.

Corporate Governance Practices

Below, we summarize the key governance practices and policies that our Board considers as material in order to advance our goals and protect the interests of our shareholders, including:

What we do?
Maintain a majority independent Board	Maintain a lead independent director who also serves as the chairman of all of the Board’s committees
Maintain entirely independent Board committees	Oversee our ESG policy and practices at the Board and management levels
Conduct annual Board and committee evaluation process	Ongoing shareholder engagement program

For more information regarding our Board, its committees and our corporate governance practices, see “Part I, Item 6.C. Board Practices” of our Annual Report on Form 20-F for the year ended December 31, 2022, as filed with the SEC on March 30, 2023 (the “Annual Report”).

Board Oversight of Risk Management

One of the main responsibilities of our Board is to effectively monitor and manage the Company’s evolving risk profile. Our committees play a vital role in supporting the Board’s risk oversight responsibilities, as follows:

Committee	Risk Oversight Areas of Focus
Audit	• Our overall risk assessment and strategy for managing enterprise risk • Accounting and financial reporting, legal, compliance and privacy • Cybersecurity, including product and information security
Compensation	• Compensation policies and practices related to our directors, CEO, executives and employees • Our human capital management and diversity, equity and inclusion strategy
Nominating and ESG	• ESG program, including corporate governance and environmental stewardship

The committees receive regular updates from the relevant functions within the Company responsible for the management and mitigation of the different areas of risk. In addition, the committees hold closed executive sessions with individual members of Fiverr’s leadership team as well as our internal and external audit functions. The committees’ chairman apprises the Board regularly of committee discussions, decisions and actions taken.

COMPENSATION OF DIRECTORS AND CERTAIN EXECUTIVE OFFICERS

Independent Compensation Advisor and Peer Group

Our Board and Compensation Committee have consistently taken a disciplined approach to effectively manage the long-term dilutive impact of our equity incentive grants and are committed to continue balancing the scope of our equity compensation program with its impact on our earnings per share. The Compensation Committee and Board regularly review the Company’s equity compensation methodology to ensure it supports the achievement of our financial and strategic objectives and remains in line with market practices, while effectively managing the level of shareholder dilution and our share-based compensation.

What we do?
Base a significant portion of the variable compensation opportunity for executive officers on financial and share price performance	Regularly review executive compensation benchmarking and peer group data
Set annual incentive targets for our Chief Executive Officer based on objective performance measures	Offer equity and cash compensation which we believe incentivizes our executive officers to deliver both short-term and long-term shareholder value
Emphasize pay-for-performance, such that the earning of annual bonuses is subject to the attainment of pre-set objective performance measurements	Manage dilution by shifting to RSUs as the form of long-term incentive grant
Cap cash bonus payments and annual equity-based compensation	Maintain an independent Compensation Committee, which engages an independent and reputable compensation advisor
Maintain an anti-hedging and anti-pledging policy	Maintain a forfeiture and clawback policy

The Compensation Committee directly engaged the services of Aon’s Human Capital Solutions practice, a business unit of Aon plc (“Aon”), a global provider of consulting services relating to human capital and compensation, to review the Company’s compensation practices and advise us as to whether they are aligned with, and competitive relative to U.S. market practices of our peers. Aon reports directly to the Compensation Committee and the Compensation Committee determined Aon to be independent.

Based on Aon’s report and recommendations, the Compensation Committee and the Board approved in July 2023, a list of 20 companies as our 2023 compensation peer group (the “Peer Group”), for the purpose of supporting the process of determining our executive officers and non-executive directors’ compensation terms and providing analysis of it as part of this Proxy Statement. Our Peer Group is made up of companies which are most comparable to us on a range of criteria, including industry (mainly technology companies), revenue, market capitalization, number of employees and rate of growth.

              Our Peer Group is composed of the following companies:

BigCommerce	Domo	Intapp	Q2	Upwork
Cellebrite DI	DoubleVerify	JFrog	Rapid7	Varonis Systems
Chegg	Fastly	New Relic	Semrush	WalkMe
Couchbase	ForgeRock	Nova	Similarweb	Zuora

As of July 2023, when the Peer Group was approved, the Company’s revenue was at the 49th percentile of the Peer Group revenue for the trailing 12 months, and the Company’s market capitalization was at the 37th percentile of the Peer Group market capitalization.

Disciplined Dilution Management

Under the supervision of the Board, we exercise a disciplined approach to manage the long-term effects of our equity incentive grants and we frequently review and reassess our levels of share dilution. Fiverr’s management and Board remain committed to cautious management of the Company’s dilution and continue to take considerable measures to reduce dilution, while carefully balancing our need to retain talented employees and executives, who are the drivers of the Company’s success. For that reason, during July 2023 we have reduced the number of ordinary shares available for future grant under our share option plans by 2,500,000 ordinary shares. As of September 19, 2023, 6,821,145 ordinary shares were available for issuance under our equity based incentive plans and 1,084,043 ordinary shares were available for issuance under our employee share purchase plan.

In addition, since our initial public offering in June 2019, we have shifted from granting only options to granting only RSUs to non-management employees and a mix of options and RSUs to management, which has resulted in a meaningful reduction in dilution since we customarily grant RSUs and options at a ratio of 1:2 (i.e., the grant of one RSU corresponds to the grant of two options). In Proposal No. 4 we seek to limit the maximum number of future options that will be granted to our Chief Executive Officer to 25% of his equity compensation grant value (compared to 100%) and in Proposal No. 5 we propose to modify the non-executive director equity compensation from options to RSUs. Steps which are both intended to further reduce our dilution levels. We are also considering implementing similar steps with respect to other members of our management team in support of our efforts to reduce dilution.

As of September 19, 2023, our share dilution rate was 15.1%, based on 38,379,083 shares issued and outstanding. We project dilution will continue to decline, reiterating our goal to reduce dilution to below 10% in the years to come.

Compensation of Non-Executive Directors

Under the current non-executive director compensation structure, which we propose to reduce in Proposal No. 5, we pay each of our non-employee directors who (i) either joined our Board following our initial public offering or otherwise will join our Board in the future, or (ii) serves or will serve in the future on a Board committee (both (i) and (ii) together, an “Eligible Director”), the following compensation:

Current Cash Compensation

An annual cash retainer with respect to each twelve months of service in an amount of:

	Lead Independent Director or Chairperson	Member
Board of Directors	$97,500	$65,000

Additional fees with respect to each twelve months of service on the Board’s committees in the amounts of:

	Lead Independent Director or Chairperson	Member
Audit	$20,000	$8,000
Compensation	$10,000	$5,000
Nominating and ESG	$7,500	$4,500
Other Committee as Authorized by the Board	$7,500	$4,500

Payment to the committee chairpersons is in lieu of (and not in addition to) the payments referenced for committee membership. In case of service of less than a full twelve-month period, the annual fee shall be prorated with respect to the actual period of service.

Current Equity Based Compensation

Welcome Grant – Each newly appointed or elected non-executive director of the Company is granted options with a grant date value of $350,000. The exercise price for the options is the average closing price per ordinary share on the New York Stock Exchange (“NYSE”) over the thirty (30) trading days period preceding the grant date, but, with respect to U.S. taxpayers, not less than the fair market value on the grant date for purposes of Section 409A of the United States Internal Revenue Code of 1986, as amended (the “Code”). Such welcome grant vests on a quarterly basis over a period of one year. The commencement of the vesting begins on the election or appointment day.

Annual Grant – Each Eligible Director is granted options with a grant date value of $300,000 upon the annual anniversary of his or her initial election or appointment (provided that the director is still in office) (the “Eligibility Date”). The exercise price for the option awards is the average closing sale price per ordinary share on the NYSE over the thirty (30) trading days preceding the grant date, but, with respect to U.S. taxpayers, not less than the fair market value on the date of grant for purposes of Section 409A of the Code. Such annual grant vests on a quarterly basis over a period of one year. The commencement of the vesting begins on the Eligibility Date.

The welcome grant and the annual grants are also subject to the following terms and conditions: (i) Acceleration - The equity awards shall be accelerated in the event of a Merger/Sale (as defined in the Company’s 2019 Share Incentive Plan, or the 2019 Plan); (ii) Intended Tax Type of Award - Equity grants to directors who are Israeli residents and qualify for a “102 award” pursuant to Section 102 of the Israeli Income Tax Ordinance [New Version]-1961, as amended, and the regulations promulgated thereunder, shall be classified as 102 Awards (as defined in the 2019 Plan), capital gain track equity (and non-102 qualified grants to directors who are Israeli residents will be classified as 3(9) Awards, as defined in the 2019 Plan); and (iii) General - The equity grants shall otherwise be subject to the terms and conditions of the 2019 Plan, or any effective equity plan at that time, and the award agreement in the form generally used by the Company at the time it was executed.

Compensation of Certain Executive Officers

For information concerning the annual compensation earned during 2022 by our five most highly compensated executive officers see Item 6.B. of our Annual Report, a copy of which is available on our website at https://investors.fiverr.com/.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

Overview

Fiverr was built with a defined purpose from day one to revolutionize how the world works together. We believe that our success can only be built alongside the success of our stakeholders, including our community, employees and shareholders. We are committed to building a long-term sustainable business that aligns our mission and business strategy with positive impacts to people, communities and our planet. One of the most important aspects of our strategy is the input from our stakeholders to make sure our values are aligned. That is why we administered an expansive ESG materiality assessment that incorporated inputs from a wide audience of stakeholders including the Company’s executive management, employees, external suppliers, and buyers and sellers on our platform. The results of the assessment closely align with our four core pillars, as listed below. We also adopted in our ESG disclosures industry best practices, including the Sustainability Accounting Standards Board (SASB) and Task Force on Climate Financial Disclosures (TCFD), and our positive contribution continued to be in line with the United Nations Sustainable Development Goals (UN SDGs), and specifically those of: Quality Education; Gender Equality; Decent Work and Economic Growth; and Reduced Inequalities.

ESG Oversight

Fiverr’s ESG approach and plan falls under the purview of our Board. Oversight of the Company’s risks, strategies, policies, programs and practices related to ESG matters is conducted by our Nominating and ESG Committee, and our EVP and General Counsel and EVP of Strategic Finance lead the day-to-day management of ESG matters. To further enhance our governance of ESG matters and demonstrate our commitment to sustainability, we formed a managerial ESG Forum composed of a multidisciplinary team. The team is responsible for evaluating risk and opportunities, developing policies, practices, information and communications.

ESG Focus Areas

During 2022, we continued with our four core pillars approach that outlines some of the specific ways we are making positive change in the world and the key issues that we believe are important to our business and stakeholders.

●	Creating fair economic and social opportunities: fostering a level playing field and providing economic and business opportunities for talent across the world;

●	Marketplace integrity and ethics: holding high standards for quality and integrity in our marketplace;

●	Empowering our people: building a diverse and inclusive workforce and company culture; and

●	Climate change: reducing the carbon footprint by enabling remote work and driving responsible resource use.

Our 2022 ESG Report details the progress we have achieved and our initiatives under each of the pillars above. Going forward we intend to continue enhancing our ESG program and developing ESG-related Key Performance Indicators (KPIs) and metrics for our reporting and to track our progress.

For more information on our ESG-related activities, please visit our website at https://investors.fiverr.com/esg. Neither the ESG Report nor the contents of our website are incorporated into this Proxy Statement.

PROPOSAL 1

RE-ELECTION AND ELECTION OF DIRECTORS

Background

Our Board currently consists of seven directors and is divided into three classes with staggered three-year terms as follows:

●	the Class I directors are Philippe Botteri and Jonathan Kolber, and their terms expire at the Meeting;

●	the Class II directors are Adam Fisher and Nir Zohar, and their terms expire at our annual meeting of shareholders to be held in 2024; and

●	the Class III directors are Micha Kaufman, Ron Gutler and Gili Iohan, and their terms expire at our annual meeting of shareholders to be held in 2025.

At the Meeting, shareholders will be asked to re-elect incumbent director Jonathan Kolber and elect Yael Garten. Jonathan Kolber and Yael Garten each qualify as an independent director under the rules of SEC and the New York Stock Exchange. Yael Garten is a seasoned technology executive with a strong record of driving growth and operational efficiency for complex, global organizations, which will bring additional diversity to our Board. Philippe Botteri has elected not to stand for re-election to the Board upon the expiration of his term at the Meeting.

As part of the nomination of Jonathan Kolber and Yael Garten, our Board and Nominating and ESG Committee evaluated the independence and capacity of Jonathan Kolber and Yael Garten with regards to their other current commitments, including service on other public company board of directors, and determined that each of them is able to fully and without conflict serve the best interests of the Company’s shareholders.

In accordance with the Companies Law, each of Jonathan Kolber and Yael Garten has certified to us that he or she meets all the requirements of the Companies Law for election as a director of a public company and possesses the necessary qualifications and has sufficient time to fulfill his duties as a director of Fiverr, taking into account the size and special needs of Fiverr. During 2022, Mr. Kolber attended all of our Board meetings.

As such, our Board and Nominating and ESG Committee recommended that Jonathan Kolber be re-elected and Yael Garten be elected at the Meeting as a Class I director for a term to expire at the 2026 annual general meeting of our shareholders, and until his or her successor has been duly elected and qualified, or until his or her office is vacated in accordance with our Articles of Association or the Companies Law.

Biographical information concerning Jonathan Kolber and Yael Garten is set forth below:

Jonathan Kolber has served as a member of our Board since June 2019. Mr. Kolber currently serves as a Chairman of ION Asset Management, and Chairman and CEO of Anfield Ltd., his family owned investment company. From 2007 until 2021, Mr. Kolber served as a General Partner at Viola Growth, a technology growth capital fund. Prior to that, he served as chief executive officer of Koor Industries Ltd., an industrial holding company, from 1998 to 2006. Mr. Kolber holds a B.A. from Harvard University.

Yael Garten brings extensive experience in data science, machine learning, and converting data into actionable product and business strategy. She serves on the Levi Strauss & Co. board of directors since 2020 and is a member of its audit committee and nominating, governance and corporate citizenship committee. Dr. Garten was the AI/ML Director of Data Science and Engineering at Apple from 2017 to 2023. Prior to that, from 2011 to 2017 she worked in a number of positions at LinkedIn Corporation and most recently was Director of Data Science from 2015 until 2017. Before joining LinkedIn, Dr. Garten was a Research Scientist and Text Mining Lead at the Stanford University School of Medicine. She holds a PhD in Biomedical Informatics from the Stanford University School of Medicine, an M.Sc. in Bioinformatics from the Weizmann Institute of Science, Israel, and a B.Sc. in Computational Biology from Bar-Ilan University, Israel.

Proposal

The shareholders are being asked to re-elect Jonathan Kolber and elect Yael Garten for a term to expire at the 2026 annual general meeting of our shareholders, and until his or her respective successor has been duly elected and qualified, or until his or her office is vacated in accordance with our Articles of Association or the Companies Law.

It is proposed that the following resolutions be adopted at the Meeting:

RESOLVED, that Jonathan Kolber be re-elected as a Class I director, to serve until the 2026 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law;

FURTHER RESOLVED, that Yael Garten be elected as a Class I director, to serve until the 2026 annual meeting of shareholders and until her successor has been duly elected and qualified, or until her office is vacated in accordance with the Company’s Articles of Association or the Companies Law; and

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the re-election of Jonathan Kolber and the election of Yael Garten as a Class I director for a term to expire at the 2026 annual general meeting.

PROPOSAL 2

INCREASE OF THE COMPANY’S AUTHORIZED SHARE CAPITAL AND
AMENDMENT OF ARTICLES OF ASSOCIATION

Background

Under our current Articles of Association, our authorized share capital consists of 75,000,000 ordinary shares, no par value. As of September 19, 2023, an aggregate of 38,379,083 ordinary shares were issued and outstanding.

The proposal to increase the authorized share capital of the Company is designed to enable us to have sufficient authorized share capital for the upcoming years and to allow us to meet our future business needs as they arise. These needs could include, among other things, the sale of shares in public and private offerings to raise additional capital, the purchase of property or assets, the acquisition of other companies, the use of shares for various equity compensation and other employee benefit plans and arrangements and other bona fide corporate purposes.

Our Board has considered the appropriateness of the increase of the Company’s authorized share capital, by an additional 52,400,000 ordinary shares, no par value, and has determined that it is in the best interest of the Company and its shareholders.

At the Meeting, shareholders will be asked to approve accordingly an amendment to our Articles of Association to reflect the increase of the Company’s share capital.

Proposal

The shareholders are being asked to approve the increase of the Company’s authorized share capital by an additional 52,400,000 ordinary shares, no par value, and to amend the Company’s Articles of Association accordingly to reflect such share capital increase, such that the share capital of the Company will consist immediately after the increase, if approved, of 127,400,000 ordinary shares, of no par value.

It is proposed that the following resolutions be adopted at the Meeting:

RESOLVED, to approve an increase of the Company’s authorized share capital by an additional 52,400,000 ordinary shares, no par value, and to amend the Company’s Articles of Association accordingly.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the increase of the authorized share capital of the Company and the amendment of the Articles of Association of the Company.

PROPOSAL 3

AMENDMENT TO THE COMPANY’S COMPENSATION POLICY FOR EXECUTIVE
OFFICERS AND DIRECTORS

Background

Pursuant to the Companies Law, all public Israeli companies, including companies whose shares are only publicly traded outside of Israel, such as Fiverr, are required to adopt a written compensation policy for their executive officers and directors, which addresses certain items prescribed by the Companies Law. In June 2019, our shareholders approved our Compensation Policy for Executive Officers and Directors (the “Compensation Policy”), which was further amended by our shareholders in October 2021, following the review and approval of our Board and Compensation Committee. Such Compensation Policy is in effect for a period of five years from our initial public offering.

Pursuant to the Companies Law, our Compensation Policy must be reviewed from time to time by our Compensation Committee and the Board, to ensure its alignment with the Company’s compensation philosophy and to consider its appropriateness for the Company, including the company’s objectives, business plan and long-term strategy. Further to the review of our Compensation Policy by our Compensation Committee and Board, we propose shareholders adopt the following amendments to our Compensation Policy:

Amendment to the Chief Executive Officer Compensation Provisions

It is proposed to update the maximum equity-based compensation limits that our Chief Executive Officer may be eligible to receive. The update is meant to address the increase in complexity and time commitments required from our Chief Executive Officer as a result of the recent growth in the Company’s business and to allow our Compensation Committee and the Board to fairly compensate our Chief Executive Officer compared to our Peer Group. These maximum equity-based compensation limits serve only as a framework of our Chief Executive Officers’ compensation, while the specific compensation terms of our Chief Executive Officer are subject to the approval of our Compensation Committee, Board and shareholders. The proposed amendments to the Compensation Policy will not exempt from such required approvals, but rather serve as a cap for the approval of any future compensation.

Accordingly, it is proposed to amend Sections 4.2, 12.2 and 13.2 of the Compensation Policy as follows (additions are underlined, and deletions are struck through):

4.2	The total annual bonus and equity based compensation of each Executive Officer shall not exceed 97%~~95%~~ of the total compensation package of such Executive Officer on an annual basis.

12.2
The equity-based compensation offered by Fiverr is intended to be in a form of share options and/or other equity-based awards, such as PSUs or RSUs, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

13.2
In determining the equity-based compensation granted to each Executive Officer, the Compensation Committee and Board shall consider the factors specified in Section 13.1 above, and in any event the total fair market value of an annual equity-based compensation at the time of grant shall not exceed: (i) with respect to the CEO - the higher of (w) 15 million USD~~500% of his or her annual base salary~~ or (x)1.5%~~0.5%~~ of the Company’s fair market value; and (ii) with respect to each of the other Executive Officers - the higher of (y) 300% of his or her annual base salary or (z) 0.35% of the Company’s fair market value.

Our Compensation Committee and Board approved the amendments described above as they believe that they provide an appropriate framework to promote our objectives, business plan and long-term strategy, to create appropriate incentives to our Chief Executive Officer while taking into consideration the size and nature of operations of our Company as well as the competitive environment in which we operate. As such, the proposed amendments to the Compensation Policy are intended to incentivize superior individual excellence and to align the interests of our Chief Executive Officer with our long-term performance, and as a result, with those of our shareholders. It should be noted that the actual compensation structure proposed under Proposal No. 4 is significantly lower than the proposed terms under the amended Compensation Policy.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to approve the amendment to the Company’s Compensation Policy for Executive Officers and Directors, as detailed in the Proxy Statement, dated September 20, 2023.

Vote Required

The vote required for approval of our proposed amended Compensation Policy is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting thereon. In addition, the Companies Law requires the Special Majority to approve this Proposal No. 3.

Therefore, in order for your vote to be counted for purposes of the Special Majority, you will be required to indicate that you are not an Interested Party with respect to Proposal No. 3 by marking “YES” under Item 3a in the enclosed proxy card, voting instruction form or in your electronic or telephonic submission.

As of the date of this Proxy Statement, we are not aware of any controlling shareholders as defined above, and therefore believe that, other than our directors, officers and their relatives, none of our shareholders should have a personal interest in Proposal No. 3. Thus, we believe all other shareholders should indicate “YES” in the appropriate place on the proxy card, voting instruction form or in their electronic or telephonic submission, so as to indicate that they are not an Interested Party with respect to Proposal No. 3.

Board Recommendation

The Board recommends a vote “FOR” the amendment to the Company’s Compensation Policy for Executive Officers and Directors.

PROPOSAL 4

AMENDMENT TO THE EMPLOYMENT TERMS OF THE COMPANY’S CHIEF
EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD

Background

Under the Companies Law, an Israeli public company that seeks to approve the terms of employment of its chief executive officer, who also serves as a director, is required to obtain the approval of its compensation committee, board of directors and shareholders, in that order.

The employment terms of our Chief Executive Officer have remained the same since our initial public offering in June 2019 and so for that reason, our Compensation Committee and Board believe that given the change in market conditions, the compensation of our Chief Executive Officer should be updated to better align with shareholders’ interests and our Peer Group. As such, at the Meeting, shareholders will be asked to approve an amendment to the employment terms of our Chief Executive Officer, who also serves as our Chairman of the Board.

The proposed amendment was approved by our Compensation Committee and the Board taking into account our compensation philosophy and objectives to motivate and retain our Chief Executive Officer and other executive officers, in a way that also connects compensation with excellent performance.

Subject to the approval of Proposal No. 3, each of the components of the proposed compensation package will conform with the Company’s amended Compensation Policy.

Chief Executive Officer’s Compensation Review and Methodology

The Compensation Committee directly engaged the services of Aon to review our Chief Executive Officer’s employment terms and advise us as to whether they are aligned with, and competitive relative to, U.S. market practices and our Peer Group. In its independent compensation analysis, Aon found that Mr. Kaufman’s current total compensation package is positioned below the 25th percentile compared to other chief executive officers of our Peer Group. This is compared to Mr. Kaufman’s proposed total compensation package, which will be positioned, if approved, between the 50th and 75th percentiles compared to other chief executive officers of our Peer Group.

Our Compensation Committee and Board believe the proposed compensation package, which stems from our executive compensation methodology, has been designed to align a significant portion of the Chief Executive Officer compensation with shareholder interests and long-term Company value creation. In addition, the proposed Chief Executive Officer compensation package structure and components reflect the feedback received from our shareholders through an engagement process conducted in 2023.

To ensure that the vast majority of Mr. Kaufman’s compensation is directly tied to building long-term shareholder value, the Compensation Committee and Board have determined that:

●	The optimal mix of cash and equity should be more heavily weighted toward performance-based equity compensation with a relatively low cash component; and

●	At least 50% of Mr. Kaufman’s entire compensation package, including his base salary, annual bonus and equity compensation will be subject to performance conditions.

In reviewing and setting the compensation of our Chief Executive Officer, our Compensation Committee and Board considered, among other things, the following factors:

●
Mr. Kaufman’s unique prominent role in the Company which has been a key factor to Fiverr’s ability to continue to attract and retain leading experts who seek to work and develop under Mr. Kaufman’s leadership;

●	Mr. Kaufman’s increased responsibility since inception and specifically since our initial public offering as a result of the growth in the Company’s team, operations and international expansion;

●	Mr. Kaufman’s success in maintaining a stable management team, creating new and successful leadership and maintaining a corporate culture which inspires our workforce;

●	The ongoing long-term active committed contribution of Mr. Kaufman to Fiverr’s sustained growth and long-term success;

●	The estimation of Mr. Kaufman’s expected contributions to the future growth of Fiverr;

●	The difficulty and cost of replacing a high-performing leader and founder and the potential ramifications for Fiverr’s short-term and long-term success if Mr. Kaufman were to depart from Fiverr;

●
The fact that the vesting of at least 50% of the equity awards will be tied to company performance goals and the vesting of 100% of the equity awards will be tied to Mr. Kaufman’s long-term continued employment;

●	The fact that no PSUs shall vest if thresholds are not achieved;

●
Data from an independent analysis of compensation awarded to chief executive officers of several companies in our Peer Group, as provided by Aon, and allowing for Mr. Kaufman’s compensation to remain appropriate and competitive relative to market practices in similar technology companies, and in a changing market environment; and

●	Feedback solicited by our management and our Board from our largest shareholders during 2023, in order to ensure that the proposed compensation plan is aligned with shareholders’ interests.

Proposed Compensation

It is proposed that the employment terms of our Chief Executive Officer, Mr. Micha Kaufman, will be amended as detailed below:

Cash Compensation and Benefits

Subject to the approval of this Proposal, effective as of January 1, 2023, Mr. Kaufman will be entitled to an annual base salary of $500,000 and an annual bonus, subject to predetermined targets, of 100% of his annual base salary. The annual bonus entitlement will be based on performance and will be subject to a threshold (for example, at least 80% of the performance criteria for 50% of the bonus), increasing linearly up to 100% of the grant value for meeting 100% of the performance criteria target. As such, at least 50% of Mr. Kaufman’s total target cash compensation will be derived from variable, performance-based compensation, in accordance with our compensation methodology. The majority of his variable cash compensation will be subject to achievement of certain pre-established quantitative performance criteria that are viewed by the Compensation Committee and Board to be key components in the Company’s medium and long-term success. Starting January 1, 2024, the performance criteria will include at least one topline criterion such as revenue growth, and one profitability criterion such as Adjusted EBITDA or free cash flow. The Compensation Committee and the Board may include additional performance criteria such as cost savings or efficiency metrics, sales and marketing objectives, productivity indices or growth in the volume of an activity, ESG metrics, and any other corporate goals agreed upon by the Board. Only an immaterial portion of the variable cash compensation will be subject to achievement of qualitative performance goals and objectives.

Starting January 1, 2025, Mr. Kaufman will also be entitled to an overachievement bonus for achieving up to 120% of the performance criteria, in which case his annual bonus will be eligible to be earned in an amount of up to 200% his annual base salary. The amount of the overachievement bonus will be determined linearly.

Because our Chief Executive Officer’s compensation is subject to shareholder approval, the Compensation Committee and the Board also seek shareholder authorization to increase the Chief Executive Officer’s annual base salary starting January 1, 2025, by up to 10% per year. Such increase is not guaranteed, but rather, subject to the review of the Compensation Committee and the Board of relevant information, such as market conditions, the CEO’s compensation compared to the Peer Group, the financial results of the Company, the market valuation of the Company and the Chief Executive Officer’s contributions to the Company. The Company will report such changes, if any, in its SEC reports.

Mr. Kaufman will continue to be entitled to benefits that are generally available to employees in his region and our executive management consistent with our Compensation Policy.

In the event the employment of Mr. Kaufman is terminated by the Company, other than for circumstances constituting cause, or by Mr. Kaufman for good reason, a six (6) months prior notice will apply in addition to a six (6) months adjustment period, during which periods Mr. Kaufman will be entitled to all benefits, including base salary, annual bonus and the continuation of vesting of his outstanding equity linked awards.

Equity Compensation

The proposed equity compensation would enable the Compensation Committee and the Board, subject to shareholder approval requested under this Proposal, to provide long term incentives through equity awards over a four-year period (2024 through 2027), consistent with our compensation methodology described above. During the term of the Chief Executive Officer equity awards, the Compensation Committee and Board will annually assess Mr. Kaufman’s performance in the previous year and his expected contribution to the Company’s short and long-term success. The Compensation Committee and the Board will then determine the appropriate scope, value, and composition of the Chief Executive Officer’s equity award. The proposed award assures shareholders that the equity compensation for our Chief Executive Officer, which constitutes the vast majority of his overall pay, would adhere to the clear guardrails pre-approved by the shareholders with regards to its scope, value, composition and performance criteria.

Term	2024 through 2027
Grant Value	●	The total value of the annual equity based award as of the date of grant will not exceed $6 million dollars.
	●	During the Term, the Board will have the discretion to increase the total value of the equity-based award as of the date of grant to up to $9 million dollars.
Equity Mix	●
At least 50% of the overall grant value will be in the form of performance-based equity awards (PSUs or options), provided that options will not exceed 25% of the total value of the equity awards, with the remainder awarded in RSUs.

	●	The equity mix granted in 2024 shall include 50% PSUs and 50% RSUs.
Performance Criteria and Period	●
PSUs will be subject to achievement of certain business related measurable criteria set by our Compensation Committee and the Board, with a performance period of at least one year. Such performance criteria will include at least one topline criterion such as revenue growth, and one profitability criterion such as Adjusted EBITDA or free cash flow. The Compensation Committee and the Board may include additional performance criteria such as cost savings or efficiency metrics, sales and marketing objectives, productivity indices or growth in the volume of an activity, ESG metrics, and any other corporate goals agreed upon by the Board.

●
Entitlement based on performance will be subject to a threshold (for example, at least 80% of the performance criteria for 50% of the grant value), increasing linearly up to 100% of the grant value for meeting 100% of the performance criteria target.

●
In case of overachievement of up to 120% of the performance criteria, Mr. Kaufman will be entitled to up to 200% of the target number of performance-based equity awards awarded with respect to each performance metric. The number of  overachievement performance-based equity awards will be determined linearly.

Vesting	●
PSUs that have been earned in accordance with their terms will vest over a period of four years from the vesting commencement date (the “PSU Commencement Date”). Upon determination of the earning rate of such PSUs, the appropriate portion, if any, of such performance-based equity awards will vest (based on the time elapsed following the PSU Commencement Date), and the remainder will vest on a quarterly basis until the lapse of four years from the PSU Commencement Date. PSUs that do not become earned following the completion of their performance period will immediately terminate.

	●	Performance-based equity awards granted for overachievement will vest on a quarterly basis until the lapse of four years from the PSU Commencement Date.
	●	RSUs and options will vest over a period of four years from the vesting commencement date, on a quarterly basis.
Acceleration	●	The awards will be subject to single trigger acceleration of vesting upon an event of a Merger/Sale as defined in the Company’s 2019 Share Incentive Plan.

Shareholders are asked to approve a single trigger acceleration mechanism instead of a double trigger acceleration mechanism to avoid recent positions by the Israeli Tax Authority, stating that acceleration of equity grants as a result of termination (like in a double trigger mechanism) may be subject to ordinary income tax, which can reach up to 47%, as opposed to capital income tax of 25% in cases of a single trigger acceleration mechanism.

Adjustments	●
The Compensation Committee and Board, acting jointly, have the discretion to reasonably adjust (increase or decrease) the performance-based equity awards criteria thresholds and their relative weight, to the extent they reasonably determine that such adjustment is necessary to preserve the intended incentives and benefits of the performance-based equity awards, if any of the following events has a material impact on the performance metrics during the performance period:

● Usual or non-recurring events, such as acquisitions;
● Changes in our accounting principles or tax laws; and
● Events related to currency fluctuations.

In the event that Proposal No. 4 is not approved, the current employment terms for our Chief Executive Officer will remain effective.

Conclusion

Our Compensation Committee and Board believe that the amendments to our Chief Executive Officer’s employment terms are in the best interest of the Company and our shareholders as they promote the Company’s objectives, business plan and long-term strategy by creating appropriate incentives for our Chief Executive Officer, while taking into consideration the size and nature of operations of the Company, as well as the competitive environment in which we operate. The proposed CEO compensation package appropriately links Mr. Kaufman’s compensation to shareholder value creation by linking Mr. Kaufman's compensation to key business metrics, and demonstrates a progressive, cutting edge approach to executive compensation.

            Please note: Failure to offer appropriate compensation to our CEO could directly impede our ability to incentivize our CEO to achieve our business and financial goals, and might prevent us from delivering great value to our shareholders.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to approve the amendment to the employment terms of the Company’s Chief Executive Officer and Chairman of the Board, as detailed in the Proxy Statement, dated September 20, 2023.

Vote Required

The vote required for approval of our proposed amendment to the employment terms of our Chief Executive Officer is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting thereon. In addition, in the event that Proposal No. 3 is not approved, the Companies Law requires the Special Majority to approve this Proposal No. 4.

Therefore, in order for your vote to be counted for purposes of the Special Majority, you will be required to indicate that you are not an Interested Party with respect to Proposal No. 4 by marking “YES” under Item 4a in the enclosed proxy card, voting instruction form or in your electronic or telephonic submission.

As of the date of this Proxy Statement, we are not aware of any controlling shareholders as defined above, and therefore believe that, other than our Chief Executive Officer and his relatives, none of our shareholders should have a personal interest in Proposal No. 4. Thus, we believe all other shareholders should indicate “YES” in the appropriate place on the proxy card, voting instruction form or in their electronic or telephonic submission, so as to indicate that they are not an Interested Party with respect to Proposal No. 4.

Board Recommendation

The Board recommends a vote “FOR” the amendment to the employment terms of the Company’s Chief Executive Officer and Chairman of the Board.

PROPOSAL 5

REDUCTION OF THE TOTAL COMPENSATION TERMS OF THE COMPANY’S
NON-EXECUTIVE DIRECTORS

Background

Under our current director compensation package, three of our non-executive directors are eligible to receive the compensation as detailed above in the Corporate Governance - Compensation of Non-Executive Directors section, comprised of an annual cash retainer for the services provided to our Board and committees thereof, an initial equity grant upon their appointment and an additional annual equity grant on each anniversary from their appointment.

As part of the Company’s periodic evaluation of our director compensation, the Board and the Compensation Committee reviewed an independent compensation analysis prepared by Aon based on the Peer Group detailed above to ensure that the Company’s director compensation is aligned with and competitive relative to market practices. In its review, Aon advised that most companies traded in the U.S. provide the same compensation to all non-executive directors but provide additional cash compensation for increased time spent in leadership roles and for committee work.

Under the Companies Law changes to the compensation of our directors require shareholder approval.

Structure of Proposed Non-Executive Director Compensation

As a result of the analysis on non-executive directors’ compensation prepared by Aon, the Compensation Committee and the Board are recommending to reduce the non-executive director total compensation package. The reduction in compensation will include a reduction in the cash compensation non-executive directors are entitled to receive and also in the grant value of the equity awards of non-executive directors. In addition, as part of our effort to provide better incentives to our non-executive directors and reduce shareholder dilution, and per recommendations we received from our shareholders, we are replacing the equity awards granted to non-executive directors with RSUs instead of options. This effort is directly initiated by our directors who wish to lead by example given the decline in the Company’s market capitalization and the Company’s efforts to address our shareholders’ recommendations with respect to equity compensation.

The non-executive compensation proposed is significantly lower than the terms provided under the Company’s Compensation Policy and the Company’s amended Compensation Policy proposed in Proposal No. 3.

The proposed compensation for our non-executive directors reflects U.S. market best practices and includes a retainer-based annual cash fee and an annual cash equity grant denominated in a U.S. dollar value. The compensation will be provided to our lead independent director or chairperson, each director who first joined the Company following our initial public offering or will join the Board in the future, and each committee chairperson and member. The recommended changes are designed to lower costs while staying competitive, in order to enable us to appropriately incentivize and attract qualified members to our Board, while providing directors with consistent value irrespective of share price appreciation. As a result, we believe that this structure aligns the compensation of the directors with the long-term interests of our shareholders, while affording more efficiency in our use of capital and equity amid challenging market conditions.

Under the proposed compensation structure for non-executive directors only three of our current directors: Ron Gutler, Gili Iohan and Nir Zohar and our director nominee, Yael Garten, will be eligible to receive compensation as directors. Adam Fisher, Jonathan Kolber and Micha Kaufman, our Chief Executive Officer and Chairman of the Board, will not be eligible to receive compensation as directors of the Company.

In accordance with Aon's compensation analysis, under the proposed structure for non-executive director compensation, the aggregate compensation to all of our current directors is below the 25th percentile of our Peer Group.

Upon the approval of our shareholders, each of our non-executive directors who (i) joined the Board following our initial public offering or will join the Board in the future, or (ii) serves or will serve on a Board committee (each an “Eligible Director”) shall be eligible to receive the following:

Cash Compensation

An annual cash retainer with respect to each twelve months of service in an amount of:

	Current Compensation	Proposed Compensation
Lead Independent Director or Chairperson	$97,500	$50,000
Member	$65,000	$35,000

Additional fees with respect to each twelve months of service on Board committees in the amounts of:

		Current Compensation	Proposed Compensation
Audit	Lead Independent Director or Chairperson	$20,000	$20,000
	Member	$8,000	$10,000
Compensation	Lead Independent Director or Chairperson	$10,000	$15,000
	Member	$5,000	$7,500
Nominating and ESG	Lead Independent Director or Chairperson	$7,500	$8,000
	Member	$4,500	$4,000
Other Committee as Authorized by the Board	Lead Independent Director or Chairperson	$7,500	$8,000
	Member	$4,500	$4,000

Payment to the chairpersons is in lieu of (and not in addition) to the payments referenced for committee membership. In case of service of less than a full twelve months period, the annual fee shall be prorated with respect to the actual period of service.

Equity Based Compensation

Eligible directors shall be entitled to receive the following equity awards:

		Current Compensation	Proposed Compensation
Welcome Grant for each newly appointed or elected Eligible Director	Grant value	$350,000	$300,000
	Award type	Options	RSUs
	Vesting	Quarterly over one year. The commencement of the vesting shall begin on the election or appointment date.	Quarterly over one year. The commencement of the vesting shall begin on the election or appointment date.
Annual Grant upon the annual anniversary of initial election or appointment, provided the director is still in office (the “Eligibility Date”)	Grant value	$300,000	$225,000
	Award type	Options	RSUs
	Vesting	Quarterly over one year. The commencement of the vesting shall begin on the Eligibility Date.	Quarterly over one year. The commencement of the vesting shall begin on the Eligibility Date.

The Welcome Grant and the Annual Grants will also be subject to the following terms and conditions:

(i)      Acceleration. The equity awards shall be accelerated in the event of a Merger/Sale as defined in the Company’s 2019 Share Incentive Plan (the “2019 Plan”).

(ii)     Intended Tax Type of Award. Equity grants to directors who are Israeli residents and qualify for a “102 award” pursuant to Section 102 of the Israeli Income Tax Ordinance [New Version]-1961, as amended, and the regulations promulgated thereunder, shall be classified as 102 Awards (as defined in the 2019 Plan), capital gain track equity (and non-102 qualified grants to directors who are Israeli residents will be classified as 3(9) Awards, as defined in the 2019 Plan); and

(iii)     General. The equity grants shall otherwise be subject to the terms and conditions of the 2019 Plan, or any effective equity plan at that time, and the award agreement in the form generally used by the Company at the time signed.

If approved, the proposed director compensation would take effect on the day of the Meeting. In the event that Proposal No. 5 is not approved, the current structure for non-executive director compensation, which is higher and more dilutive than the proposed structure, will remain effective.

Conclusion

Our Compensation Committee and Board believe that the changes to the non-executive director compensation are in the best interest of the Company and our shareholders as they better align the compensation with the ongoing nature of the work of the Board and committee members and support the Company’s efforts to provide better incentives to non-executive directors and reduce shareholders’ dilution from stock based compensation.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to approve a reduction to the total compensation terms of the Company’s non-executive directors, as detailed in the Proxy Statement, dated September 20, 2023.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the reduction of the total compensation terms of the Company’s non-executive directors.

PROPOSAL 6

RE-APPOINTMENT OF INDEPENDENT AUDITORS
AND AUTHORIZATION OF THE BOARD TO FIX THEIR REMUNERATION

Background

Our audit committee and Board have approved the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2023, subject to the approval of our shareholders.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in each of the previous two fiscal years:

	2022	2021
	(in thousands)
Audit fees(1)	$768	$782
Tax fees(2)	262	282
All other fees(3)	24	8
Total	$1,054	$1,072

(1)
“Audit fees” for the years ended December 31, 2022 and 2021 include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with statutory and regulatory filings or engagements and review of documents filed with the SEC.

(2)	“Tax fees” for the years ended December 31, 2022 and 2021 were related to ongoing tax advisory, tax compliance and tax planning services.
(3)	“All other fees” in the years ended December 31, 2022 and 2021 related to services in connection with non-audit compliance and review work.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountants to perform certain audit and non-audit services.  Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent accountants.  Our audit committee pre-approved all the audit services and all of the non-audit services provided to us and to our subsidiaries since our pre-approval policy was adopted.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as Fiverr International Ltd.’s independent registered public accounting firm for the year ending December 31, 2023 and until the next annual general meeting of shareholders, and to authorize the Company’s Board (with power of delegation to its audit committee) to set the fees to be paid to such auditors in accordance with the volume and nature of their services.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the re-appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2023.

PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2022. A copy of the Annual Report, including the audited consolidated financial statements for the year ended December 31, 2022, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the “Investor Relations” section of our Company’s website at https://investors.fiverr.com.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this Proxy Statement.  If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 25 of the Company’s Articles of Association, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Annual Report filed with the SEC on March 30, 2023, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at https://investors.fiverr.com/.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,

Micha Kaufman
Chairman of the Board of Directors and Chief Executive Officer

Dated: September 20, 2023